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                             January 23, 2023

       Jeffrey Wong Kah Mun
       Chief Executive Officer
       Winvest Group Ltd
       50 West Liberty Street, Suite 880
       Reno, NV 89501

                                                        Re: Winvest Group Ltd
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 27,
2022
                                                            File No. 333-267006

       Dear Jeffrey Wong Kah Mun:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 17, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1 Filed December 27, 2022

       Prospectus Summary, page 1

   1. We note your response to comment 3, but Note 1 to your financial statements still includes the following
disclosure "[w]e are a development stage company and have not yet opened for business
or generated any revenues." Please revise.
       MaiContent Aggregator Solution Platform, page 5

   2. We note your amended disclosure in response to comment 5. Please state whether there are currently any users
of the platform. If not, please revise to state as much and make clear that the named
downstream users are aspirational at this point in time.
 Jeffrey Wong Kah Mun
Winvest Group Ltd
January 23, 2023
Page 2
Use of Proceeds, page 21

3. We note your amended disclosure in response to comment 7. Please clarify the intended priority for the use of proceeds from this offering by aligning the order of priority set forth in the table with the order of your narrative disclosure.
Dilution, page 23

4. Please explain to us how you computed the net tangible book value per share after the offering for each of the 75%, 50%, 25% and 10% assumptions shown on page 24. Also, it does not appear that the increase per share amounts for the 75%, 50%, 25% and 10%
         assumptions on page 23 agree with the respective amounts in the table on page 24.
         Additionally, please advise if the net tangible book value per share as of September 30,
         2022 for the 10% assumption should be $(0.025115) instead of the $(0.05115) presented.
         Further, tell us your consideration of including the use of proceeds disclosed on page 21 in the computation of the net tangible book value after the offering for each assumption.
Our Business, page 33

5. We note your amended disclosure in response to comment 13, including that you removed a substantial amount of information that relates to TCG and IQI from this section. Please provide the information concerning TCG and IQI required by Item 101(h) of Regulation
         S-K or tell us why you believe this information is not required. In this regard, we note the information appears to be material to an investment decision. Financial Statements of Winvest Group LTD
Notes to Financial Statements for the Period Ended December 31, 2021
Note 1 - Organization and Description of Business, page F-33

6. You state in your response to comment 24 that you have edited the registration statement so that all references reflect "Winvest Group Ltd." In this regard, please address the following:

                Your continued use of "Winvest Group" on page F-26.

                Your definition of the    Purchaser    as "Winvest Group Ltd."
on pages 26 and F-33
              and as "Winvest Group Limited" on page F-42.

              Your statement on page F-34 that your name was changed on December 17, 2021 to
            "Winvest Group Ltd.," while also stating in two parts on page F-43 that your name
FirstName LastNameJeffrey Wong Kah Mun
            was changed to "Winvest Group Limited."
Comapany NameWinvest Group Ltd
January    23,Your
             2023use of2"Winvest Group Ltd. Limited" on page 38.
                  Page
FirstName LastName
 Jeffrey Wong Kah Mun
FirstName  LastNameJeffrey Wong Kah Mun
Winvest Group  Ltd
Comapany
January 23,NameWinvest
            2023        Group Ltd
January
Page  3 23, 2023 Page 3
FirstName LastName
Interim Financial Statements of Winvest Group LTD, page F-38

7.       We reissue comment 26, as it appears you have not made the conformity noted in
         the comment. In this regard, we note on your balance sheet and statement of
         shareholders    equity for the fiscal year ended December 31, 2021
there were 16,513,983
         common shares outstanding at December 31, 2021. However, the balance sheet and
         statement of shareholders    equity for the period ended September 30,
2022 shows
         16,510,563 common shares outstanding at December 31, 2021. This discrepancy also appears in the common stock section of the equity note in the respective notes to the financial statements. Please revise as appropriate.
Notes to Financial Statements
Note 1 - Organization and Description of Business, page F-42

8. Refer to comment 25. The first five paragraphs still appear to be disjointed chronologically. Please revise or advise.
Note 2 - Summary of Significant Accounting Policies
Going Concern, page F-44

9. Refer to comment 28. We note you still refer to "Winvest Group Ltd. here and "Winvest
         Group Limited" in the same note to the annual financial statements on page F-38. If they are the same entity, please use one name consistently. Also, clarify the specific relationship of this entity to the Company, why it is necessary for this entity to fund the
         Company, and the source of this entity's resources it uses to fund the Company. Your current disclosure that this is "an affiliate with the same name as the Company" is not sufficiently informative to investors to understand the relationship. In addition, it appears
         you may be utilizing the names    Winvest Group Limited,       Winvest
Group Limited
         (Cayman),       Winvest Group Cayman,    and Winvest Cayman Group
interchangeably in
         your filing. If so, use one name consistently throughout the filing. If the latter are different entities, please describe what each entity represents and its relationship to the
         Company.
Administrative expenses, page F-45

10. Please disclose when you record administrative expenses (e.g., expense as incurred or otherwise) and the basis for reporting them as administrative expenses or other category as appropriate (e.g., in production cost of revenue, if applicable). Goodwill and Intangible Assets, page F-45

11. It is not clear from the disclosure you provided in response to comment 27 how you initially measure goodwill in a business combination. Please tell us whether you estimate the fair value of the goodwill or it is measured as the excess of the consideration transferred over the net of the acquisition-date fair value of the identifiable assets and
 Jeffrey Wong Kah Mun
Winvest Group Ltd
January 23, 2023
Page 4
         liabilities acquired. Refer to ASC 805-30-30-1.
Production - Cost of Revenue, page F-45

12. Please explain why determining the percentage of labor expense based upon the nature of the project is more appropriate than the actual amount of time and the value of that time incurred on the project. Despite not being paid, please explain to us why the fair value of the time spent by officers working on production was not recognized as production cost.
         Refer by analogy to the portion of the interpretive response to question 1 in SAB 1.B.1.
         that states "[i]n general, the staff believes that the historical income statements of a registrant should reflect all of its costs of doing business." Also, refer by analogy to ASC
         958-720-30-3.b regarding recording contributed services at fair value. As previously requested in comment 20, please explain why little production cost was recognized relative to the amount of revenue recognized. Explain how you ensure all production costs are recognized, and whether or not you defer any production related costs.
Note 3 - Business Acquisition, page F-46

13. We note you revised the disclosure to address "issuance" costs, but you did not address
         "acquisition related" costs (refer to ASC 805-10-25-23 for examples of these costs)
         incurred to effect the business combinations. Please revise as appropriate.
General

14. We note your amended disclosure in response to comment 33. It appears that you have included the disclosure required by Item 401 of Regulation S-K. However, please revise to include the legal proceedings disclosure required by Item 103 of Regulation S-K.
15. We note your amended disclosure in response to comment 35. Please revise to include the following:

                Describe your capital structure, including the different authorized classes of stock in the prospectus summary and capitalization sections.

                Describe the nature of the disparate voting rights, including the number of votes per share in the prospectus summary and risk factor sections.
FirstName
           LastNameJeffrey      Wong Kah
           Disclose that the capital      Mun and/or disparate voting rights
may have anti-
                                     structure
Comapany takeover
           NameWinvest
                    effectsGroup   Ltd a change in control transaction that
shareholders might
                             preventing
January 23,consider in their
            2023 Page  4     best interest.
FirstName LastName
 Jeffrey Wong Kah Mun
FirstName  LastNameJeffrey Wong Kah Mun
Winvest Group  Ltd
Comapany
January 23,NameWinvest
            2023        Group Ltd
January
Page  5 23, 2023 Page 5
FirstName LastName
       You may contact Keira Nakada at (202) 551-3659 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Matt McMurdo